Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 5 DATED JULY 28, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 1, dated May 19, 2014, Prospectus Supplement No. 2, dated June 30, 2014, Prospectus Supplement No. 3, dated July 7, 2014, and Prospectus Supplement No. 4, dated July 23, 2014 (the “Prospectus”).

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering; and
B.	To update the section of the Prospectus titled “Business.”

A. Status of Our Public Offering

As of July 28, 2014, we had raised gross proceeds of approximately $36.0 million from the sale of approximately 3.8 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B. Update to the Section Titled “Business”

The following information updates and supplements the “Business — Investments” section of the Prospectus to provide information regarding our recent investments:

•	In addition to the original $750,000 funded on July 7, 2014, we funded a further $500,000 on July 24, 2014, as part of an existing trade finance transaction at a fixed interest rate of 17.50% to a South African dried fruit and nut distributor. The transaction, which is set to mature on October 2, 2014, is documented as part of a purchase and repurchase agreement and is secured by dried fruit and nut inventory as well as receivables. Our funding is anticipated to support the continued growth in employee base of our borrower. The borrower is in compliance with all of South Africa’s environmental regulations and international standards, and it implements the country’s Broad-Based Black Economic Empowerment program. In addition, Good Manufacturing Practices are a central focus of the borrower. Our borrower undergoes regular independent audit tests that include utilizing ISO 17025 accredited microbiological testing methods.

•	On July 25, 2014, we funded $420,000 as part of a revolving trade finance facility at a fixed interest rate of 15.00% to a South African clothing importer and distributor. The transaction, which is set to mature on November 3, 2014, is secured by specific clothing inventory being imported into South Africa from Asia and sold to large retailers.

•	On July 25, 2014, we funded $2,000,000 as part of a purchase and repurchase trade finance facility at a fixed interest rate of 12.50% to a Namibian consumer goods importer and distributor. The transaction, which is set to mature on November 15, 2014, is secured by rice and sugar inventory. The borrower generates economic activity in a region noted for its high unemployment, and is in compliance with all relevant local environmental standards, laws, and regulations.

•	On July 28, 2014, we funded $5,000,000 as part of a one year revolving trade finance facility at a fixed interest rate of 9.00% to an Argentinian agricultural intermediary that provides a variety of distribution, deployment, logistical and marketing services to farmers, predominantly within the grain and livestock sectors. The loan is secured by the assignment of receivables and export contracts that include large agricultural conglomerates. Established in 1977, the borrower has 93 branch locations and works with over 13,000 individual agricultural producers across the country. The borrower contributes a portion of its business activity to various non-profit organizations that serve to develop, promote and implement farming practices with a focus on environmental and social advancement. The borrower also works to equip its producers with the latest in logistical and technological equipment to promote efficiencies and further the overall production process.